Exhibit 99.1

Azure Power signs 2,333 MW PPA with SECI under 4 GW projects

Receives Letter of Award for Second Hybrid Project for 200 MW

New Delhi, December 17, 2021: Azure Power (NYSE: AZRE) today announced that it has signed its largest ever Power Purchase Agreements (PPAs) with Solar Energy Corporation of India (SECI) for a capacity of 2,333 MW of ISTS connected solar power projects under the 4 GW manufacturing linked projects. This follows the 600 MW PPA signed during last month under the same tender. Projects developed under this PPA will supply power for 25 years at a fixed tariff of INR 2.42 (~US 3.3 cents) per kWh and shall be constructed in Rajasthan, the highest solar insolation state in India. Connectivity approval for these projects is already in place and land is fully identified and is under acquisition. Commissioning of these projects are scheduled in phases wise manner with 1,000 MW by November 2024, 1,000 MW by November 2025 and balance 333 MW by November 2026.

Azure Power also announced today that it has received the Letter Of Award (LOA) for its second wind–solar hybrid power project of 200 MW from Maharashtra State Electricity Distribution Co. Limited (MSEDCL) to supply power for 25 years at a fixed tariff of INR 2.62 (~US 3.5 cents) per kWh and will entail setting up of 133 MW solar and 67 MW wind capacity within a period of 18 months from the signing of PPA. Solar capacity for the project will be set up in Rajasthan, while the wind capacity will be in Maharashtra.

  “We are pleased with our progress on the 4 GW projects with SECI. This is the largest capacity PPA ever for Azure Power in its decade long journey in the renewable energy sector and provides us with an incredible opportunity to support India’s resolve on climate change and being a destination of choice for global investments, says Ranjit Gupta, MD and CEO, Azure Power “We are confident that these PPAs and the hybrid projects are a significant step forward in creating a long runway for growth and value accretion for our stakeholders, which we will continue to strengthen with our prudent choice of projects and capital deployment,” added Gupta.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Exhibit 99.1

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com